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CUSIP No. 290846104

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

EMCORE CORPORATION

(Name of Issuer)

Common Stock, No Par Value per Share

(Title of Class of Securities)

290846104

(CUSIP Number)

06/08/09

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 290846104

(1)           NAME OF REPORTING PERSONS                          INTEL CORPORATION

(2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐

(b)  ☐

(3)           SEC USE ONLY

(4)           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	0
	(6)	SHARED VOTING POWER	0
	(7)	SOLE DISPOSITIVE POWER	0
	(8)	SHARED DISPOSITIVE POWER:	0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
NOT APPLICABLE.

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

(12)	TYPE OF REPORTING PERSON
CO

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CUSIP No. 290846104

Item 1(a).               Name of Issuer:

EMCORE Corporation

Item 1(b).               Address of Issuer’s Principal Executive Offices:

10420 Research Road, SE
Albuquerque, New Mexico 87123

Item 2(a).               Name of Person Filing:

               Intel Corporation

Item 2(b).               Address of Principal Business Office or, if None, Residence:

2200 Mission College Boulevard
Santa Clara, CA 95052-8119

Item 2(c).               Citizenship:

               Delaware

Item 2(d).               Title of Class of Securities:

Common Stock, no par value per share

Item 2(e).               CUSIP Number:

290846104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

x Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4.                    Ownership:

The following information is reposrted as of April 20, 2008:

(a)           Amount beneficially owned:

0

(b)           Percent of Class:

0%

(c)           Number of shares as to which such person has:

(i)                 Sole power to vote or direct the vote:

0

(ii)                Shared power to vote or direct the vote:

0

(iii)                Sole power to dispose or to direct the disposition of:

0

(iv)                Shared power to dispose or to direct the disposition of:

0

Item 5.                   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.                   Identification and Classification of Members of the Group:

Not applicable.

Item 9.                   Notice of Dissolution of Group:

Not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 290846104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2010

INTEL CORPORATION

By:   / s /  Cary I. Klafter
Name:  Cary I. Klafter
Title:    Corporate Secretary

INTEL CORPORATION

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary Klafter, Fernando Delmendo, Irving Gomez, Marty M. Linne, Kate Merrill, Suzan A. Miller, Robert P. Pacileo, Teresa L. Remillard, Tiffany Doon Silva, Doug Stewart, Ruby A. Zefo, Tamiko Hutchinson, Gary Kershaw, Diane R. Labrador, Douglas M. Lusk, James W. McCall, Stuart Odell, and Robert Yenko, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 15th day of December, 2009.

INTEL CORPORATION

By:           /s/ Stacy J. Smith
Stacy J. Smith
Chief Financial Officer